EXHIBIT 11
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended December 31		Six Months Ended December 31
Amounts in millions except per share amounts	2011	2010	2011	2010
BASIC NET EARNINGS PER SHARE
Net earnings (1)	$1,690	$3,333	$4,714	$6,414
Preferred dividends, net of tax benefit	64	63	119	116
Net earnings available to common shareholders	$1,626	$3,270	$4,595	$6,298

Basic weighted average common shares outstanding	2,756.6	2,800.3	2,756.2	2,814.4

Basic net earnings per common share	$0.59	$1.17	$1.67	$2.24

DILUTED NET EARNINGS PER SHARE
Diluted net earnings (1)	$1,690	$3,333	$4,714	$6,414

Basic weighted average common shares outstanding	2,756.6	2,800.3	2,756.2	2,814.4
Add potential effect of:
Conversion of preferred shares	124.5	129.0	125.0	129.8
Exercise of stock options and other Unvested Equity awards	68.6	70.9	65.3	68.8
Diluted weighted average common shares outstanding	2,949.7	3,000.2	2,946.5	3,013.0

Diluted net earnings per common share	$0.57	$1.11	$1.60	$2.13

(1) Basic net earnings per share and diluted net earnings per share are calculated on net earnings attributable to Procter & Gamble